UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated October 3, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: RHODIA announces terms of €1.1bn senior floating rate notes issue.

PRESS RELEASE

RHODIA ANNOUNCES TERMS OF €1.1bn SENIOR FLOATING RATE

NOTES ISSUE

Paris, October 3, 2006 ----- Rhodia today announces that it has priced its new issue of €1.1 billion of Senior Floating Rate Notes due 2013 at a coupon of Euribor + 275 bps.

The proceeds of the offering will be used to finance a tender offer for certain of its outstanding senior notes.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This announcement does not, and shall not in any circumstances, constitute a public offering or tender offer in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d'investisseurs) as defined in and in accordance with articles L.411-1, L.411-2, D.411-1 and D.411.2 of the French Code monétaire et financier.  No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France. The direct and indirect distribution or sale to the public of the Notes acquired by prospective investors may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621.8-3 of the French Code monétaire et financier.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order") or (iii) are persons falling within Article 43 of the Financial Promotion Order or (iv) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order or (v) are persons to whom the Offer to Purchase and Consent Solicitation Statement and such other offer material can lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

The tender offer is not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le società e la Borsa (CONSOB) or the Bank of Italy pursuant to applicable Italian laws and regulations nor is being carried out under any available exemption to the solicitation to the public requirement under applicable Italian laws and regulations. Accordingly, noteholders are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes, and as such, any offers to sell received from such persons shall be ineffective and void. Neither this  announcement, Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated October 2, 2006.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on the Euronext Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	33-1 53 56 64 84
Rita Hillig	33-1 53 56 64 04

Investor Relations
James Palmer	33-1 53 56 64 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer